1. Name and Address of Reporting Person
   KERCHO, RANDY S.
   2280 N. Greenville Avenue
   Richardson, TX 75082
2. Issuer Name and Ticker or Trading Symbol
   Fossil Inc. (FOSL)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   02/24/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock <F1>               02/24/2003            A         5000 <F2>   A   $0.0000    16250          D
Common Stock                                                                               9000           I           Custodian for
                                                                                                                      minor child

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $1.963                                                    01/10/2006 Common                      14850   D
Options                                                                          Stock
(Right to
buy)
Stock       $2.4445                                                   08/30/2006 Common                      84378   D
Options                                                                          Stock
(Right to
buy)
Stock       $3.7038                                                   02/06/2007 Common                      33752   D
Options                                                                          Stock
(Right to
buy)
Stock       $3.8704                                                   01/03/2005 Common                      25312   D
Options                                                                          Stock
(Right to
buy)
Stock       $6.5                                                      01/12/2008 Common                      50625   D
Options                                                                          Stock
(Right to
buy)
Stock       $7.4584                                                   10/25/2010 Common                      37499   D
Options                                                                          Stock
(Right to
buy)
Stock       $10.6667                                                  02/02/2010 Common                      29999   D
Options                                                                          Stock
(Right to
buy)
Stock       $12.0278                                                  02/12/2009 Common                      33751   D
Options                                                                          Stock
(Right to
buy)
Stock       $13.8334                                                  01/14/2012 Common                      37500   D
Options                                                                          Stock
(Right to
buy)
Stock       $17.5    02/24/2         A         25000       02/24/2004 02/24/2013 Common  25000               25000   D
Options              003                                   <F3>                  Stock
(Right to
buy)

Explanation of Responses:

<F1>
Restricted Stock
<F2>
Shares issued pursuant to 2002 Restricted Stock Plan of Fossil, Inc. subject to the following schedule; one-third per year over three years from date of grant
<F3>
As to 20%, 2/24/04; as to 20%2/24/05; as to 20% 2/24/06; as to 20% 2/24/07; as
to 20% 02/24/08, cumulatively.

SIGNATURE OF REPORTING PERSON
/s/ RANDY S. KERCHO

DATE
04/23/2003